UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No.1)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☑
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐
LG Card Co., Ltd.

(Name of Subject Company)
N/A

(Translation of Subject Company’s Name into English (if applicable))
The Republic of Korea

(Jurisdiction of Subject Company’s Incorporation or Organization)
Shinhan Financial Group Co., Ltd.

(Name of Person(s) Furnishing Form)
Common Stock

(Title of Class of Subject Securities)
None

(CUSIP Number of Class of Securities (if applicable))
Shinhan Bank, New York Branch
800 Third Avenue, 32nd Floor
New York, New York 10022
212-371-8000

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
May 28, 2007

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
PART III — CONSENT TO SERVICE OF PROCESS
PART IV — SIGNATURES

     This Amendment No.1 (“Amendment No.1”) amends the Form CB (the “Initial Form CB”) initially submitted to the Securities and Exchange Commission (the “Commission”) on May 29, 2007 by Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”)
PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents
(a)	See Exhibit I.1.(a).
(b)	Not applicable.

Item 2.	Informational Legends
Included in document attached as Exhibit I.1.(a) to the Initial Form CB.
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
(1)	On May 28, 2007, Shinhan Financial Group publicly filed with the Financial Supervisory Service in Korea the Registration Statement relating to Exchange Offer for Common Stock of LG Card Co., Ltd. by Shinhan Financial Group, an English summary of which Shinhan Financial Group submitted to the Commission on May 29, 2007 in the form of Exhibit II.(2) to the Initial Form CB. See Exhibit II.(2) to the Initial Form CB.

This Amendment No.1 hereby amends Exhibit II.(2) to the Initial Form CB dated May 29, 2007 as follows:

On page 15, under the heading “Schedule for the Stock Swap”, the period for shareholders of Shinhan Financial Group to notify their dissent to the stock swap was previously stipulated to be “until 25 June 2007 (two weeks following notice of the stock swap)”. This period-ending date is amended and replaced with “until 27 June 2007 (sixteen days following notice of the stock swap)”.

(2)	Not applicable.
(3)	Not applicable.
PART III — CONSENT TO SERVICE OF PROCESS
(1)	Concurrently with the submission of the Initial Form CB to the Commission on May 29, 2007, Shinhan Financial Group filed with the Commission an irrevocable consent to service of process on Form F-X.
(2)	Not applicable.

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PART IV — SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/Buhmsoo Choi

(Signature)
Buhmsoo Choi, Chief Financial Officer

(Name and Title)
May 31, 2007

(Date)

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Exhibit	Description	Page No.

I.1.(a)*	Press Release relating to Exchange Offer for Common Stock of LG Card Co., Ltd. by Shinhan Financial Group Co., Ltd.	5
II.(1)*	English Summary of Registration Statement relating to Exchange Offer for Common Stock of LG Card Co., Ltd. by Shinhan Financial Group Co., Ltd.	8

*	Previously submitted to the SEC on the Initial Form CB.

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